DB

SE

19010287

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USP Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15305 Dallas Pkwy, Ste. 1600
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Tillett 972-763-3818

(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name – *if individual, state last, first, middle name*)

2200 Ross Ave, Ste. 1600 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 04 2019

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kimberly Tillett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USP Securities Corporation, as of February 27, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly Tillett
Signature

President/CCO
Title

KIM SIEDELMANN
NOTARY PUBLIC
STATE OF TEXAS
ID 1064652-6
EXP 03-21-2021

Kim Siedelmann
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USP SECURITIES CORPORATION

Table of Contents

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of USP Securities Corporation (the "Company") as of December 31, 2018, and the related statements of operations, cash flows, and changes to shareholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 2015

USP SECURITIES CORPORATION

Statement of Financial Position

As of December 31, 2018

Assets		
Cash	$	72,421
Total Assets	$	72,421
Liabilities		
Liabilities:		
Due to related party	$	9,293
Total Liabilities		9,293
Shareholder's Equity		
Shareholder's Equity:		
Common stock, no par value. Authorized, issued, and outstanding 1,000 shares	$	894,000
Accumulated deficit		(830,872)
Total Shareholder's Equity		63,128
Total Liabilities & Shareholder's Equity	$	72,421

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Operations

For the year ended December 31, 2018

Revenue	$	—
Expenses:		
Regulatory fees and allocated expenses		63,234
Net loss	$	(63,234)

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Changes to Shareholder's Equity

For the year ended December 31, 2018

		Common stock	Accumulated deficit	Total
Balance, December 31, 2017	$	844,000	(767,638)	76,362
Contributions of capital by parent		50,000	—	50,000
Net loss		—	(63,234)	(63,234)
Balance, December 31, 2018	$	894,000	(830,872)	63,128

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(63,234)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in asset – due from related party		276
Change in liability – other current liabilities		(2,050)
Change in liability - due to related party		9,293
Net cash used in operating activities		(55,715)
Cash flows from financing activities – contributions of capital by parent		50,000
Net change in cash		(5,715)
Cash balance, beginning of year		78,136
Cash balance, end of year	$	72,421
Supplemental disclosure of cash flow information:		
Cash paid for franchise tax (paid to Parent)	$	290

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Notes to Financial Statements

For the year ended December 31, 2018

(1) Organization and Operations

USP Securities Corporation (the Company) was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of United Surgical Partners International, Inc. (USPI). USPI is a wholly-owned indirect subsidiary of USPI Holding Company Inc., a joint venture between Tenet Healthcare Corporation and the former stockholders of USPI. Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of USPI to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

The Company has had no significant revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Company operates. Although management believes all adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

Expense Recognition — Regulatory fees and allocated expenses are recorded on the accrual basis of accounting.

Cash and Cash Equivalents — Cash and cash equivalents approximate fair value and may include cash held on deposit and money market investments. As of December 31, 2018, all cash is held at SunTrust Bank.

Indemnities — The Company may enter into certain contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(3) Income Taxes

The Company's results of operations are included and utilized in the US federal income tax returns of USPI. USPI allocates taxes to the Company on a separate-return basis, whereby current and deferred taxes are allocated to the Company pursuant to the asset and liability method as if the Company were a separate taxpayer. For balance sheet purposes, such allocations are recorded in the due to affiliates account, which

is a component of ownership equity. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, which principally relate to net operating loss carryforwards. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

USPI assesses the realization of the deferred tax assets of its subsidiaries, including the Company, to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, USPI determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that are considered include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;
- Income/losses expected in future years;
- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;
- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and
- The carryforward period associated with the deferred tax assets and liabilities.

USPI has allocated no income tax expense (benefit) on a separate-return basis for the year ended December 31, 2018 as the Company has a deferred tax asset of $174,484 for which there is a full valuation allowance recorded against it.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company reviews and evaluates tax positions in the jurisdictions in which the Company operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the tax jurisdictions where the Company is organized and where the Company operates; however, no reserves for uncertain tax positions were required to have been recorded. The Company's tax returns remain open for examination by major tax jurisdictions, including U.S. Federal and states, for the amount of time specified under their applicable statutes of limitations (with limited exceptions). The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S.

tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, creating a new limitation on deductible interest expense, and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

Pursuant to SAB 118, the Company included a provisional estimate of $107,444 tax benefit in the consolidated financial statements for the fiscal year ended December 31, 2017, relating to the enactment of the Tax Act, which primarily related to the re-measurement of the deferred tax asset. No incremental adjustment to the estimate was recorded during the year ended December 31, 2018. The measurement period relating to the enactment of the Tax Act ended during the fourth quarter, and the tax effects thereof have been completed by the Company as of the end of fiscal year 2018.

(4) Related Party Transactions

The Company entered into an expense sharing agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $20,243 in 2018, and is included in the regulatory fees and allocated expenses in accompanying statement of operations. During the year ended December 31, 2018, $290 of franchise tax was allocated to the Company and is included in the regulatory fees and allocated expenses in accompanying statement of operations. As of December 31, 2018, $9,293 is due to USPI and is included as due to related party in the statement of financial condition.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $63,128 which exceeded the minimum required amount by $58,128. At December 31, 2018, the Company's aggregate indebtedness to net capital ratio was 0.147 to 1.

(6) Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2018. The fourth quarter report, filed on January 24, 2019, is consistent with the audited financial statements.

(7) Subsequent Events

Subsequent events have been evaluated through the time of issuing these financial statements on February 28, 2019. No material subsequent events have occurred since December 31, 2018 that required recognition or disclosure in these financial statements.

Schedule I

USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2018

Net capital:		
Shareholder's equity per the accompanying financial statements	$	63,128
Deductions and/or charges		-
Net capital		63,128
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	58,128
Total aggregate indebtedness	$	9,293
Ratio of aggregate indebtedness to net capital		0.147 to 1

Note: The above computation does not materially differ from the computation of net capital prepared by the Company as of December 31, 2018 and filed with the Financial Industry Regulatory Authority on January 24, 2019, on Form X-17a-5.

See accompanying report of independent registered public accounting firm.

Schedule II

USP SECURITIES CORPORATION

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
And Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2018

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent registered public accounting firm.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have performed the procedures enumerated below, which were agreed to by USP Securities Corporation (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 28, 2019

USP Securities Corporation

Exemption Report

USP Securities Corporation (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption because the Company had no obligation under 17 C.F.R. 240.15c3-3.
(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

Our exemption is based on section (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" is maintained.

____

USP Securities Corporation

I, _Kimberly Tillett_____________, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly Tillett

Title: President/CCO

February 27, 2019

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) USP Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2019